UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 33-99284

STENA AB (PUBL)

(Translation of registrant’s name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2012		STENA AB (PUBL.)

	By:	/s/ Staffan Hultgren
	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as “forward-looking statements” by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “project,” “plan,” “predict,” “will” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate and include references to assumptions that relate to the future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions and markets;

-	changes in laws and regulations;

-	changes in International Financial Reporting Standards, (“IFRS”);

-	changes in currency exchange rates and interest rates;

-	risks incident to vessel and drilling rig operations, including discharge of pollutants;

-	introduction of competing products and services by other companies;

-	changes in trading or travel patterns;

-	increases in costs of operations or the inability to meet efficiency or cost reduction objectives;

-	changes in our business strategy; and

-	other risk factors listed in the reports we furnish to or file with the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	September 30, 2011	September 30, 2012
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	3,390	3,316	505
Drilling	1,466	1,799	274
Shipping	613	585	89
Property	594	607	92
New Businesses, Adactum	1,029	1,053	160
Other	4	2	0

Total revenues	7,096	7,362	1,120

Net valuation on investment properties	147	0	0
Net gain on sales of assets	2	22	3

Total other income	149	22	3

Direct operating expenses:
Ferry operations	(2,396)	(2,195)	(334)
Drilling	(586)	(827)	(126)
Shipping	(426)	(242)	(37)
Property	(151)	(167)	(25)
New Businesses, Adactum	(753)	(797)	(121)
Other	(3)	3	0

Total direct operating expenses	(4,315)	(4,225)	(643)

Selling and administrative expenses	(805)	(770)	(117)
Depreciation and amortization	(953)	(959)	(146)

Total operating expenses	(6,073)	(5,954)	(906)

Income from operations	1,172	1,430	217

Financial income and expense:
Share of associated companies’ results	15	11	2
Dividends received	13	15	2
Gain (loss) on securities, net	(434)	204	31
Interest income	94	138	21
Interest expense	(505)	(563)	(86)
Foreign exchange gains/(losses), net	23	39	6
Other financial income/(expense), net	25	(66)	(10)

Total financial income and expense	(769)	(222)	(34)

Income before taxes	403	1,208	183

Income taxes	(175)	(55)	(8)

Net income	228	1,153	176

Earnings attributable to:
Equity holders of the Parent Company	223	1,153	176
Non-controlling interest	5	0	0

Net Income	228	1,153	176

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Nine month period ended
	September 30, 2011	September 30, 2012
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	7,558	7,971	1,214
Drilling	5,115	5,115	779
Shipping	2,115	1,759	268
Property	1,767	1,821	277
New Businesses, Adactum	3,423	3,642	555
Other	8	8	1

Total revenues	19,986	20,316	3,094

Net valuation on investment properties	194	1	0
Net gain on sales of assets	26	81	12

Total other income	220	82	12

Direct operating expenses:
Ferry operations	(5,694)	(5,924)	(902)
Drilling	(2,047)	(2,324)	(354)
Shipping	(1,621)	(885)	(135)
Property	(596)	(606)	(92)
New Businesses, Adactum	(2,458)	(2,675)	(407)
Other	(4)	0	0

Total direct operating expenses	(12,420)	(12,414)	(1,889)

Selling and administrative expenses	(2,457)	(2,405)	(367)
Depreciation and amortization	(2,668)	(2,771)	(422)

Total operating expenses	(17,545)	(17,590)	(2,678)

Income from operations	2,661	2,808	428

Financial income and expense:
Share of associated companies’ results	30	17	3
Dividends received	50	59	9
Gain (loss) on securities, net	(242)	191	29
Interest income	332	368	56
Interest expense	(1,415)	(1,721)	(262)
Foreign exchange gains, net	23	12	2
Other financial expense, net	(164)	(167)	(25)

Total financial income and expense	(1,386)	(1,241)	(188)

Income before taxes	1,275	1,567	240

Income taxes	(246)	(88)	(13)

Net income	1,029	1,479	227

Earnings attributable to:

Equity holders of the Parent Company	1,005	1,475	226
Non-controlling interest	24	4	1

Net Income	1,029	1,479	227

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Nine months period ended September 30,
	2011	2012	2012
	SEK	SEK	$
	(in millions)
Result for the period	1,029	1,479	228

Other comprehensive income
Fair value (losses)/gains on available-for-sale financial assets, net of tax	(226)	287	44
Cash flow hedges, net of tax	(748)	(296)	(45)
Currency translation differences	99	(1,021)	(156)
Equity hedge, net of tax	(118)	125	19

Total comprehensive income for the period	7	574	90

Total comprehensive income attributable to:
- Equity holders of the Parent company	7	574	87
- Non-controlling interest	0	0	0

	7	574	87

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2011	September 30, 2012
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	3,049	3,026	461
Tangible fixed assets:
Vessels	34,185	40,575	6,181
Construction in progress	5,290	1,207	184
Equipment	2,303	2,855	435
Buildings and land	939	1,150	175
Ports	1,795	1,832	279

Total tangible fixed assets	44,512	47,619	7,254

Investment properties	25,753	26,111	3,977
Financial fixed assets:
Investment in associated companies	1,374	1,415	216
Investment in SPEs	4,548	3,848	586
Marketable securities	3,465	4,395	669
Other non-current assets	4,731	4,438	676

Total financial fixed assets	14,118	14,096	2,147
Total noncurrent assets	87,432	90,852	13,839

Current assets:
Inventories	632	692	105
Trade debtors	3,218	2,560	390
Other current receivables	1,611	2,872	437
Prepaid expenses and accrued income	1,448	2,361	360
Short-term investments	2,668	2,862	436
Cash and cash equivalents	1,587	1,980	302

Total current assets	11,164	13,327	2,030

Total assets	98,596	104,179	15,869

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	(2,366)	(3,268)	(498)
Retained earnings	30,071	32,275	4,916
Net Income	2,476	1,475	225
Non-controlling interests	211	171	26

Total shareholders’ equity	30,397	30,658	4,670

Noncurrent liabilities:
Deferred income taxes	4,248	4,008	611
Pension liabilities	962	744	113
Other provisions	1,370	871	133
Long-term debt	38,720	44,519	6,781
Debt in SPEs	4,143	3,908	595
Senior notes	6,236	5,913	901
Capitalized lease obligations	1,481	826	126
Other noncurrent liabilities	1,802	1,818	277

Total noncurrent liabilities	58,962	62,607	9,537

Current liabilities:
Short-term debt	2,842	2,977	453
Capitalized lease obligations	222	644	98
Trade accounts payable	1,281	1,263	192
Income tax payable	92	43	7
Other current liabilities	2,175	3,328	507
Accrued costs and prepaid income	2,625	2,659	405

Total current liabilities	9,237	10,914	1,662

Total shareholders’ equity and liabilities	98,596	104,179	15,869

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income/ (loss)	Total	Non- controlling interest	Total Equity
Closing balance as of December 31, 2010	5	(1,096)	30,275	29,184	264	29,448

Acquisition of subsidiary					(33)	(33)

Subsidiary’s distribution					(30)	(30)

Exchange differences arising on the translation of foreign operations, net of tax		95		95	(24)	71

Change in hedging reserve, net of tax

- bunker hedge		24		24		24

- interest swap hedge		(773)		(773)		(773)

Change in fair value reserve, net of tax		(226)		(226)		(226)

Change in net investment hedge, net of tax		(118)		(118)		(118)

Net income recognized directly in equity		(998)		(998)	(24)	(1,022)

Net income			1,005	1,005	24	1,029

Total recognized income and expense		(998)	1,005	7	0	7

Dividend			(240)	(240)		(240)

Transfer to charity trust			(14)	(14)		(14)

Closing balance as of September 30, 2011	5	(2,094)	31,026	28.937	201	29,138

Closing balance as of December 31, 2011	5	(2,366)	32,548	30,186	211	30,397

Acquisition of minority					(40)	(40)

Exchange differences arising on the translation of foreign operations, net of tax		(1,017)		(1,017)	(4)	(1,021)
Change in hedging reserve, net of tax
- bunker hedge		15		15		15
- interest swap hedge		(311)		(311)		(311)
Change in fair value reserve, net of tax		287		287		287
Change in net investment hedge, net of tax		125		125		125

Net income/(loss) recognized directly in equity		(902)		(902)	(4)	(906)

Net income/(loss)			1,475	1,475	4	1,479

Total recognized income and expense		(902)	1,475	574	0	574
Dividend			(260)	(260)		(260)
Transfer to charity trust			(14)	(14)		(14)

Closing balance as of September 30, 2012	5	(3,268)	33,749	30,486	171	30,658

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine month period ended
	September 30, 2011	September 30, 2012
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	1,029	1,479	227
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,668	2,771	422
Net valuation of investment properties	(194)	(1)	0
Gain on sale assets	(26)	(81)	(12)
(Gain)/loss on securities, net	242	(191)	(29)
Unrealized foreign exchange (gains) losses	(96)	178	27
Deferred income taxes	90	(129)	(20)
Provision for pensions	(163)	(254)	(39)
Net cash flows from trading securities	156	(75)	(11)
Share of affiliated companies results	(30)	(17)	(3)
Dividend from affiliated companies	10	20	3
Other non-cash items	65	187	28
Receivables	(53)	(140)	(22)
Prepaid expenses and accrued income	447	(292)	(45)
Inventories	28	(62)	(9)
Trade accounts payable	327	13	2
Accrued costs and prepaid income	(67)	(104)	(16)
Income tax payable	(3)	(46)	(7)
Other current liabilities	232	(1,071)	(163)

Net cash provided by operating activities	4,662	2,185	333

Net cash flows from investing activities:
Purchase of intangible assets	(31)	(55)	(8)
Cash proceeds from sale of property, vessels and equipment	134	518	79
Capital expenditure on property, vessels and equipment	(8,883)	(8,613)	(1,312)
Purchase of subsidiaries, net of cash acquired	(164)	—	—
Investment in affiliated companies	(12)	(73)	(11)
Proceeds from sale of securities	4,776	2,853	435
Purchase of securities	(2,580)	(2,950)	(450)
Other investing activities	(114)	(47)	(8)

Net cash used in investing activities	(6,874)	(8,367)	(1,275)

Net cash flows from financing activities:
Proceeds from issuance of debt	323	6,877	1,048
Principal payments on debt	(2,087)	(1,242)	(189)
Net change in borrowings on line-of-credit agreements	3,353	1,700	259
Principal payments on capital lease obligations	(100)	(188)	(29)
Net change in restricted cash accounts	919	(289)	(44)
Dividend paid	(240)	(260)	(40)
Other financing activities	(152)	(37)	(6)

Net cash provided by financing activities	2,016	6,561	999

Effect of exchange rate changes on cash and cash equivalents	94	14	2

Net change in cash and cash equivalents	(102)	393	60

Cash and cash equivalents at beginning of period	1,665	1,587	242

Cash and cash equivalents at end of period	1,563	1,980	302

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company”) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS.

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2012 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into U.S. dollars (“$”) using thenoon buying rate on September 28 2012, of $1 = SEK 6.5649.

Note 2 Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2011, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

(SEK in millions)	Three month period		Nine month period
	ended September 30,		ended September 30,
	2011	2012	2011	2012
Income from operations:
Ferry operations	404	587	173	382
Drilling	343	396	1,439	1,223
Shipping: Roll-on/Roll-off vessels	46	9	112	(16)
Crude oil tankers	(125)	21	(258)	(43)
LNG1)	60	86	63	230
Other shipping	2	(18)	64	(20)

Total shipping	(17)	98	(19)	151
Property:	392	392	1,026	1,067
Net gain on sale of properties	(1)	24	(1)	53
Net valuations on investment properties	147	0	194	1

Total property Total property	538	416	1,219	1,121
New Businesses, Adactum	18	4	168	163
Other	(114)	(71)	(319)	(232)

Total	1,172	1,430	2,661	2,808

(SEK in millions)	Three month period		Nine month period
	ended September 30,		ended September 30,
	2011	2012	2011	2012
Depreciation and amortization:
Ferry operations	331	299	949	913
Drilling	438	449	1,286	1,200
Shipping: Roll-on/Roll-off vessels	46	57	134	194
Crude oil tankers	20	30	57	89
LNG1)	62	66	68	198
Other shipping	2	3	6	8

Total shipping	130	156	265	489
Property	1	1	3	3
New Businesses, Adactum	49	51	152	157
Other	4	3	13	9

Total	953	959	2,668	2,771

(SEK in millions)			Nine month period ended September 30,
			2011	2012
Capital expenditures:
Ferry operations			1,699	975
Drilling			874	5,007
Shipping: Roll-on/Roll-off vessels			420	623
Crude oil tankers			1,978	173
LNG1)			2,734	51
Other shipping			40	23

Total shipping			5,172	870
Property			962	1,110
New Businesses, Adactum			173	650
Other			3	1

Total			8,883	8,613

1)	As of January 1, 2012, LNG is a new business area within shipping in the Stena AB Group. The figures for 2011 have been restated.

Stena AB and Consolidated Subsidiaries

Note 4 Subsequent event

A new contract on Stena Don was signed in November 2012 with Statoil in direct continuation of the current contract, which ends in the fourth quarter of 2013. The new contract is firm for three years with a one year option.

As of December 1, 2012, Mr. Erik Hånell will replace Mr. Ulf Ryder as Managing Director of Stena Bulk. Mr. Ryder will become senior advisor to Mr. Dan Sten Olsson, our Chief Executive Officer, and Mr. Carl-Johan Hagman.

As of January 1, 2013, Mr. Hagman will replace Mr. Gunnar Blomdahl as Managing Director of Stena Line Holding B.V. Mr. Hagman will retain his current positions as Shipping Director of the Group and Managing Director of Stena Rederi AB. Mr. Blomdahl will have other responsibilities within the Stena Sphere.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers, LNG carriers and drilling rigs, managing tankers, sales of vessels, income from New Businesses and real estate rents. The period from June through September is the peak travel season for passengers of the ferry operations. Chartering activities are not generally significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of, among other things, vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate may also have an impact on the results of each period.

Highlights of the first nine months of 2012

As of January 1, 2012, LNG is a new business area within shipping in the Stena AB Group.

In January 2012, we acquired a commercial property, with a total size of approximately 5,000 square meters, in London, United Kingdom for a total investment of GBP 22 million.

In February 2012, we sold Stena Navigator, in March 2012, we sold Stena Caribbean, and in May 2012, we sold Stena Caledonia, for a total net gain of SEK 28 million.

In March 2012, we signed a time charter contract with LNG Shipping S.p.A. The time charter is for our LNG carrier, Stena Crystal Sky and the contract period is 40 months. LNG Shipping S.p.A, is fully owned by ENI, an Italian energy group.

New contracts have been signed for the drilling units Stena Clyde and Stena Spey with firm duration until the first quarter of 2013 and the first quarter of 2015, respectively.

The fourth DrillMAX vessel, the enhanced ice-classed ultra-deepwater drillship Stena IceMAX, was delivered in April 2012. In December 2011, a five-year contract was signed with Shell for drilling services to be provided by Stena IceMAX, which commenced operations on June 15, 2012.

In April 2012, we acquired four modern RoPax vessels, Stena Mersey, Stena Lagan, Norman Voyager and Watling Street. The first two vessels were already on bare-boat charter to Stena Line and the latter two vessels were on charter to LD Lines and Scandlines A.G., respectively.

In May 2012, we signed a contract with Scandlines where Stena acquired five routes in the Baltic Sea. Two of the routes were already operated in a cooperation between Scandlines and Stena. The final closing took place in October, 2012.

In June 2012, we signed four newbuilding contracts with Guangzhou Shipyard International, China, for the construction of four Product tankers to be delivered in 2014-2015. The contract price is USD 35 million per vessel.

In June 2012, we formed a joint venture company between Golden Agri and Stena Weco to do short sea shipments of palm oils within South-East Asia and the Indian Ocean basin.

On August 27, 2012, two fatalities occurred on Stena Clyde due to a machinery breakdown. The results of the investigations and the consequences have yet to be established.

For the nine month period we sold properties for an amount of SEK 283 million with a profit of SEK 53 million.

Stena AB and Consolidated Subsidiaries

SUBSEQUENT EVENTS

A new contract on Stena Don was signed in November 2012 with Statoil in direct continuation of the current contract, which ends in the fourth quarter of 2013. The new contract is firm for three years with a one year option.

As of December 1, 2012, Mr. Erik Hånell will replace Mr. Ulf Ryder as Managing Director of Stena Bulk. Mr. Ryder will become senior advisor to Mr. Dan Sten Olsson, our Chief Executive Officer, and Mr. Carl-Johan Hagman.

As of January 1, 2013, Mr. Hagman will replace Mr. Gunnar Blomdahl as Managing Director of Stena Line Holding B.V. Mr. Hagman will retain his current positions as Shipping Director of the Group and Managing Director of Stena Rederi AB. Mr. Blomdahl will have other responsibilities within the Stena Sphere.

Stena AB and Consolidated Subsidiaries

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. In the nine month period ended September 30, 2012, approximately 29% of our total revenues were generated in USD, approximately 17% were generated in EUR, approximately 12% were generated in GBP and approximately 29% were generated in SEK.

In the nine month period ended September 30, 2012, approximately 26% of our total expenses were incurred in USD, approximately 13% were incurred in EUR, 15% were incurred in GBP and approximately 33% were incurred in SEK. The reported gross revenues and expenses were influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	July- September 2011	July- September 2012	Change	Jan- September 2011	Jan- September 2012	Change
US $	6.45	6.78	5%	6.41	6.81	6%
British pound	10.39	10.70	3%	10.35	10.75	4%
Euro	9.09	8.58	(6)%	9.01	8.73	(3)%

Closing rates:				As of Dec 31, 2011	As of September 28, 2012	Change
US $				6.8748	6.5676	(5)%
British pound				10.6803	10.5955	(1)%
Euro				8.9177	8.4433	(6)%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED SEPTEMBER 30, 2012, COMPARED TO THREE MONTHS ENDED

SEPTEMBER 30, 2011

Revenues

Total revenues increased SEK 266 million, or 4%, to SEK 7,362 million in the three months ended September 30, 2012, from SEK 7,096 million in the three months ended September 30, 2011, as a result of increased revenues in the Drilling, Property and New Businesses, “Adactum” segments, together with the strengthening of the U.S. dollar and GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations decreased SEK 74 million, or 2%, to SEK 3,316 million in the three months ended September 30, 2012, from SEK 3,390 million in the three months ended September 30, 2011, mainly as an effect of a slow travel market within Scandinavia, offset by higher freight haulage revenues as a consequence of increased freight volumes, particularly generated from the new routes in the Irish Sea acquired in 2011.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 333 million, or 23%, to SEK 1,799 million in the three months ended September 30, 2012, from SEK 1,466 million in the three months ended September 30, 2011, mainly reflecting the delivery of the newbuilding Stena IceMAX on June 15, 2012, and that the rig Stena Spey was out of contract from end of August 2011 until February 2012, together with the strengthening of the U.S. dollar against the SEK. In local currency, revenues increased 18% in the three months ended September 30, 2012, compared to the same period last year for the drilling operations.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 28 million, or 5%, to SEK 585 million in the three months ended September 30, 2012, from SEK 613 million in the three months ended September 30, 2011.

Revenues from crude oil tankers decreased SEK 111 million, or 40%, to SEK 166 million in the three months ended September 30, 2012, from SEK 277 million in the three months ended September 30, 2011, mainly as an effect of reduced fleet, offset by the strengthening of the U.S. dollar against the SEK.

As of January 1, 2012, LNG is reported as a new business area within shipping in the Stena AB Group. During 2011, the LNG business area was reported within the crude oil tanker segment. Operating Revenues from LNG operation increased SEK 78 million, or 58% to SEK 213 million in the three months ended September 30, 2012, from SEK 135 in the three months ended September 30, 2011, mainly due to higher day rates on all three vessels and because Stena Blue Sky was out of operation due to dry dock for 50 days in July to August 2011. The first of our LNG carriers was put into operation in May 2011, and the other two were both put into operation in mid July 2011.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 18 million, or 12%, in the three months ended September 30, 2012, to SEK 128 million from SEK 146 million in the three months ended September 30, 2011, mainly due to a weakening market with renegotiated charter contracts at lower day rates, offset by revenues generated by two new vessels put into operation in April 2012.

Revenues from Other Shipping increased SEK 23 million, or 42%, to SEK 78 million in the three months ended September 30, 2012, from SEK 55 million in the three months ended September 30, 2011, mainly due to revenues generated from shipping projects.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 13 million, or 2%, to SEK 607 million in the three months ended September 30, 2012, from SEK 594 million in the three months ended September 30, 2011, mainly due to higher rental income as an effect of increased rental levels in Sweden together with rental income from two new commercial properties in London, purchased in January 2012, offset by increased vacancy rates in our property portfolio in the Netherlands.

New Businesses Adactum. Revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 24 million, or 2%, to SEK 1,053 million in the three months ended September 30, 2012, from SEK 1,029 million in the three months ended September 30, 2011, mainly due to increased revenues from Blomsterlandet, which has increased its number of shops. Revenues also increased as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Of the total revenues in the three months ended September 30, 2012, SEK 542 million related to Ballingslöv, SEK

Stena AB and Consolidated Subsidiaries

223 million related to Blomsterlandet, SEK 265 million related to Envac and SEK 23 million related to Stena Renewable, as compared to SEK 538 million related to Ballingslöv, SEK 211 million related to Blomsterlandet, SEK 261 million related to Envac and SEK 19 million related to Stena Renewable in the three months ended September 30, 2011.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company recorded no net change in valuation for the three months ended September 30, 2012, as compared to gains of SEK 147 million for the three months ended September 30, 2011.

Net gain on sale of vessels, Shipping. In the three months ended September 30, 2012 losses of SEK 2 million were recorded. In the three months ended September 30, 2011, net gains of SEK 2 million were recorded on the sale of the vessels Stena Leader, Stena Pioneer and Stena Seafarer.

Net gain on sale of properties. In the three months ended September 30, 2012, net gains of SEK 24 million were recorded on sales of investment properties. In the three months ended September 30, 2011, no sales of properties were made.

Direct operating expenses

Total direct operating expenses decreased SEK 90 million, or 2%, to SEK 4,225 million in the three months ended September 30, 2012, from SEK 4,315 million in the three months ended September 30, 2011, as a result of decreased operating expenses in the Ferry operations and Shipping operation segments, offset by increased expenses within the Property, Drilling and New Businesses “Adactum” operations, together with the strengthening of the U.S. dollar and GBP against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 201 million, or 8%, to SEK 2,195 million in the three months ended September 30, 2012, from SEK 2,396 million in the three months ended September 30, 2011, mainly due to cost saving program implemented within all markets, offset by higher expenses for bunker fuel together with increased product and operating costs generated from new routes in the Irish Sea. Direct operating expenses for ferry operations for the three months ended September 30, 2012, were 66% of revenues, as compared to 71% for the three months ended September 30, 2011.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 241 million, or 41%, to SEK 827 million in the three months ended September 30, 2012, from SEK 586 million in the three months ended September 30, 2011. The increase mainly reflects the commencement of operations for Stena IceMAX on June 15, 2012. Operating expenses were also increased as a result of the strengthening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the three months ended September 30, 2012, were 46% of drilling revenues, as compared to 40% for the three months ended September 30, 2011.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 184 million, or 43%, in the three months ended September 30, 2012, to SEK 242 million from SEK 426 million in the three months ended September 30, 2011.

Direct operating expenses associated with crude oil tankers decreased SEK 253 million, or 72%, to SEK 100 million in the three months ended September 30, 2012, from SEK 353 million in the three months ended September 30, 2011, reflecting a decreased number of vessels operated, offset by the strengthening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended September 30, 2012, were 60% of revenues, as compared to 127% for the three months ended September 30, 2011. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and 5 years in advance, while revenues in the spot market vary with each voyage.

During 2011, the LNG business was reported within the crude oil tanker segment. Operating expenses from LNG operations increased SEK 44 million, to SEK 52 million in the three months ended September 30, 2012, from SEK 8 million in the three months ended September 30, 2011. Direct operating expenses from LNG operations for the three months ended September 30, 2012, were 24% of LNG revenues. The first of our LNG carriers was put into operation in May 2011, with the two remaining carriers put into operation in mid July 2011.

Stena AB and Consolidated Subsidiaries

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 8 million, or 17%, to SEK 54 million in the three months ended September 30, 2012, from SEK 46 million in the three months ended September 30, 2011, mainly due to increased costs of new vessels operated. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended September 30, 2012, were 42% of revenues, as compared to 32% for the three months ended September 30, 2011.

Direct operating expenses with respect to Other Shipping increased SEK 17 million or 89%, to SEK 36 million in the three months ended September 30, 2012 from SEK 19 million in the three months ended September 30, 2011, mainly due to expenses generated from shipping projects. Direct operating expenses for Other Shipping for the three months ended September 30, 2012 were 46% of revenues, as compared to 35% for the three months ended September 30, 2011.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 16 million, or 11%, to SEK 167 million in the three months ended September 30, 2012, from SEK 151 million in the three months ended September 30, 2011, mainly due to the new commercial properties in London. Direct operating expenses for property operations for the three months ended September 30, 2012 were 28% of property revenues, as compared to 25% for the three months ended September 30, 2011.

New Businesses, Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 44 million, or 6%, to SEK 797 million in the three months ended September 30, 2012, from SEK 753 million in three months ended September 30, 2011, mainly as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Operating expenses also increased regarding cost for goods sold in Blomsterlandet, which has increased its number of shops. Of the total operating expenses SEK 371 million related to Ballingslöv, SEK 215 million related to Blomsterlandet, SEK 205 million related to Envac and SEK 6 million related to Stena Renewable in the three months ended September 30, 2012, as compared to SEK 357 million related to Ballingslöv, SEK 202 million related to Blomsterlandet, SEK 190 million related to Envac and SEK 4 million related to Stena Renewable in the three months ended September 30, 2011. Direct operating expenses for Adactum operations for the three months ended September 30, 2012, were 76% of revenues, as compared to 73% for the three months ended September 30, 2011.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 35 million, or 4%, to SEK 770 million in the three months ended September 30, 2012, from SEK 805 million in the three months ended September 30, 2011, due to a timing difference in pension expense. Total selling and administrative expenses in the three months ended September 30, 2012, were 10% of total revenues, as compared to 11% for the three months ended September 30, 2011.

Depreciation and amortization

Depreciation and amortization charges increased SEK 6 million, or 1%, to SEK 959 million in the three months ended September 30, 2012, from SEK 953 million in the three months ended September 30, 2011, mainly as a result of increased depreciation charges of new vessels delivered, offset by reduced depreciation charges as an effect of the sale of the drilling rig Stena Tay in the fourth quarter of 2011. The strengthening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the increase in depreciation and amortization charges.

Financial income and expense

Total financial income and expense increased by SEK 547 million to SEK (222) million in the three months ended September 30, 2012, from SEK (769) million in the three months ended September 30, 2011.

Share of affiliated companies’ results in the three months ended September 30, 2012, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ), MPP MediaTec Group AB and Wisent Oil and Gas Plc (renamed from Silurian Hallwood Plc), in which Stena made its initial investment in the fourth quarter of 2011. As of September 30, 2012, the Company’s interest in the capital of Midsona was 23.5%, its interest in the capital of Gunnebo was 26.1%, its interest in the capital of MediaTec was 42.8% and its interest in the capital of Wisent Oil and Gas was 29%. As of September 30, 2011, the Company’s interest in the capital of Midsona was 23.1%, its interest in the capital of Gunnebo was 25.7% and its interest in the capital of MediaTec was 42.8%.

Net gain (loss) on securities in the three months ended September 30, 2012, was SEK 204 million, of which SEK (5) million related to net realized losses on marketable securities and equity securities and investments in

Stena AB and Consolidated Subsidiaries

Special Purpose Entities (“SPEs”), SEK 183 million related to net unrealized gains on marketable securities and SEK 26 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended September 30, 2011, was SEK (434) million, of which SEK 60 million related to net realized gains on marketable securities and equity securities and investments in SPEs, SEK (515) million related to net unrealized losses on marketable securities and SEK 21 million related to the termination of the financial lease of Stena Carron.

Interest income decreased by SEK 44 million to SEK 138 million in the three months ended September 30, 2012 from SEK 94 million in the three months ended September 30, 2011, due to decreased interest income related to investments in SPEs offset by increased interest income mainly from interest in fixed interest instruments. Interest income related to investments in SPEs, included in total interest income increased SEK 20 million to SEK 61 million in the three months ended September 30, 2012, from SEK 41 million in the three months ended September 30, 2011.

Interest expense increased by SEK (58) million to SEK (563) million in the three months ended September 30, 2012 from SEK (505) million in the three months ended September 30, 2011 reflecting higher debt outstanding. Interest expense for investments in SPEs in the three months ended September 30, 2012, decreased SEK 1 million to SEK (12) million from SEK (13) million in the three months ended September 30, 2011.

During the three months ended September 30, 2012, the Company had foreign exchange gains, net of SEK 39 million. During the three months ended September 30, 2011, the Company had foreign exchange losses, net of SEK 23 million.

Other financial expense, net of SEK (66) million for the three months ended September 30, 2012, includes SEK (15) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (51) million related to bunker hedges. Other financial income, net, of SEK 25 million for the three months ended September 30, 2011, includes SEK 66 million related to bunker hedges offset by SEK (41) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs.

Income taxes

Income taxes for the three months ended September 30, 2012, were SEK (55) million, representing an effective tax rate of 5%, consisting of current taxes of SEK (94) million and deferred taxes of SEK 39 million. Income taxes for the three months ended September 30, 2011, were SEK (175) million, representing an effective tax rate of 44%, consisting of current taxes of SEK (54) million and deferred taxes of SEK (121) million. The lower effective tax rate in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 is mainly due to the increase in the proportion of Income before taxes derived from areas that are exempt from tax or taxed to a lower tax rate than the nominal Swedish tax rate (international shipping etc). The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

NINE MONTHS ENDED SEPTEMBER 30, 2012, COMPARED TO NINE MONTHS ENDED

SEPTEMBER 30, 2011

Revenues

Total revenues increased SEK 330 million to SEK 20,316 million in the nine months ended September 30, 2012 from SEK 19,986 million in the nine months ended September 30, 2011, as a result of increased revenues in all segments except the shipping segment and to a lesser extent the strengthening of the U.S. dollar and GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 413 million, or 5%, to SEK 7,971 million in the nine months ended September 30, 2012, from SEK 7,558 million in the nine months ended September 30, 2011, mainly as an effect of higher freight haulage revenues as a consequence of increased freight volumes, particularly generated from the new routes in the Irish Sea acquired in 2011.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations were SEK 5,115 million in the nine months ended September 30, 2012, same as in the nine months ended September 30, 2011. In local currency, revenues decreased 6% in the nine months ended September 30, 2012, compared to the same period last year for the drilling operations. Revenues decreased mainly due to that the rigs Stena Clyde and Stena Spey, both were unutilized the first two months of 2012, and as an effect of the sale of the rig Stena Tay in the fourth quarter of 2011, offset by the operation of the new DrillMAX vessel Stena IceMAX, which commenced operations on June 15, 2012, together with the strengthening of the U.S. dollar against the SEK.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 356 million, or 17%, to SEK 1,759 million in the nine months ended September 30, 2012, from SEK 2,115 million in the nine months ended September 30, 2011.

Revenues from crude oil tankers decreased SEK 732 million, or 54%, to SEK 614 million in the nine months ended September 30, 2012, from SEK 1,346 million in the nine months ended September 30, 2011, mainly reflecting the operation of our MR (Medium range) vessels, beginning in April 2011, in the joint venture Stena Weco A/S in which the operating results are reported as a net revenue. The operating results from these vessels were previously reported gross, with revenues and operating expenses. Revenues have also been reduced as an effect of a reduced fleet, offset by the strengthening of the U.S. dollar against the SEK.

As of January 1, 2012, LNG is reported as a new business area within Shipping in the Stena AB Group. During 2011, the LNG business area was reported within the crude oil tanker segment. Revenues from LNG operation increased SEK 434 million, or 299%, to SEK 579 million in the nine months ended September 30, 2012, from SEK 145 million in the nine months ended September 30, 2011, because of that the first of our LNG carriers was put into operation in May 2011, and the other two were both put into operation in July 2011. Revenue was negatively impacted by Stena Blue Sky being out of operation for 14 days in April 2012 because of a broken mooring, waiting time in-between charters for Stena Crystal Sky, resulting in 10 days loss of revenue in May 2012, and a propulsion failure for Stena Crystal Sky resulting in 14 days off hire in June 2012.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 35 million, or 9%, in the nine months ended September 30, 2012, to SEK 374 million from SEK 409 million in the nine months ended September 30, 2011, mainly due to a weakening market with renegotiated charter contracts at lower day rates, offset by revenues generated by new vessels put into operation.

Revenues from Other Shipping decreased SEK 23 million, or 11%, to SEK 192 million in the nine months ended September 30, 2012, from SEK 215 million in the nine months ended September 30, 2011, mainly reflecting the receipt for a patent infringement in the first quarter of 2011, offset by revenues generated from shipping projects.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 54 million, or 3%, to SEK 1,821 million in the nine months ended September 30, 2012, from SEK 1,767 million in the nine months ended September 30, 2011, mainly due to higher rental income as an effect of decreased vacancy rates for our commercial properties in Sweden together with rental income from two new commercial properties in London, purchased in July 2011 and January 2012, respectively, offset by increased vacancy rates in our property portfolio in the Netherlands.

Stena AB and Consolidated Subsidiaries

New Businesses Adactum. Revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 219 million, or 6%, to SEK 3,642 million in the nine months ended September 30, 2012, from SEK 3,423 million in the nine months ended September 30, 2011, mainly due to increased revenues from Blomsterlandet, due to organic growth and increased number of shops. Revenues also increased as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Of the total revenues in the nine months ended September 30, 2012, SEK 1,771 million related to Ballingslöv, SEK 974 million related to Blomsterlandet, SEK 814 million related to Envac and SEK 82 million related to Stena Renewable, as compared to SEK 1,667 million related to Ballingslöv, SEK 910 million related to Blomsterlandet, SEK 768 million related to Envac and SEK 77 million related to Stena Renewable in the nine months ended September 30, 2011.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 1 million for the nine months ended September 30, 2012, as compared to gains of SEK 194 million for the nine months ended September 30, 2011.

Net gain on sale of vessels, Shipping. In the nine months ended September 30, 2012 net gains of SEK 28 million were recorded on the sale of Stena Navigator, Stena Caledonia and Stena Caribbean. In the nine months ended September 30, 2011, net gains of SEK 26 million were recorded on the sale of the vessels Stena Leader, Stena Pioneer and Stena Seafarer.

Net gain on sale of properties. In the nine months ended September 30, 2012 net gains of SEK 53 million were recorded. In the nine months ended September 30, 2011, no gain on sale of properties was recorded.

Direct operating expenses

Total direct operating expenses decreased SEK 6 million, or 0%, to SEK 12,414 million in the nine months ended September 30, 2012, from SEK 12,420 million in the nine months ended September 30, 2011, mainly as a result of decreased operating expenses in the shipping segment, offset by the strengthening of the U.S. dollar and GBP against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 230 million, or 4%, to SEK 5,924 million in the nine months ended September 30, 2012, from SEK 5,694 million in the nine months ended September 30, 2011, mainly due to higher expenses for bunker fuel, together with increased product and operating costs generated from new routes in the Irish Sea. Direct operating expenses for ferry operations for the nine months ended September 30, 2012, were 74% of revenues, as compared to 75% for the nine months ended September 30, 2011.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 277 million, or 14%, to SEK 2,324 million in the nine months ended September 30, 2012, from SEK 2,047 million in the nine months ended September 30, 2011. The increase mainly reflects commencement of operations for the rig Stena IceMAX on June 15, 2012 and extra costs during off hire period in January – February 2012 for Stena Clyde and Stena Spey, offset by the reduction of operating expenses reflecting the sale of the rig Stena Tay in the fourth quarter of 2011. Operating expenses were also increased as a result of the strengthening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the nine months ended September 30, 2012, were 45% of drilling revenues, as compared to 40% for the nine months ended September 30, 2011.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 736 million, or 45%, in the nine months ended September 30, 2012, to SEK 885 million from SEK 1,621 million in the nine months ended September 30, 2011.

Direct operating expenses associated with crude oil tankers decreased SEK 929 million, or 64%, to SEK 518 million in the nine months ended September 30, 2012, from SEK 1,447 million in the nine months ended September 30, 2011, principally because our MR vessels, beginning in April 2011, operate in the joint venture Stena Weco A/S, in which the operating results are reported as net revenue. The revenues and operating expenses of these vessels were previously reported gross. Operating expenses were also reduced as a result of the decreased number of vessels operated, offset by the strengthening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the nine months ended September 30, 2012, were 84% of revenues, as compared to 108% for the nine months ended September 30, 2011. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and 5 years in advance, while revenues in the spot market vary with each voyage.

Stena AB and Consolidated Subsidiaries

During 2011, the LNG business area was reported within the crude oil tanker segment. Operating expenses from LNG operations increased SEK 124 million, to SEK 132 million in the nine months ended September 30, 2012, from SEK 8 million in the nine months ended September 30, 2011. The expenses include repair costs related to downtime of Stena Blue Sky in April 2012 and of Stena Crystal Sky in June 2012. Direct operating expenses from the LNG operations for the nine months ended September 30, 2012, were 23% of LNG revenues. The first of our LNG carriers was put into operation in May 2011, with the two remaining carriers put into operation in July 2011.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 46 million, or 34%, to SEK 181 million in the nine months ended September 30, 2012, from SEK 135 million in the nine months ended September 30, 2011, mainly due to increased costs for new vessels operated. Direct operating expenses for Roll-on/Roll-off vessels for the nine months ended September 30, 2012, were 48% of revenues, as compared to 33% for the nine months ended September 30, 2011.

Direct operating expenses with respect to Other Shipping increased SEK 23 million or 74%, to SEK 54 million in the nine months ended September 30, 2012 from SEK 31 million in the nine months ended September 30, 2011, mainly due to expenses generated from shipping projects. Direct operating expenses for Other Shipping for the nine months ended September 30, 2012 were 28% of revenues, as compared to 14% for the nine months ended September 30, 2011.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 10 million, or 2%, to SEK 606 million in the nine months ended September 30, 2012, from SEK 596 million in the nine months ended September 30, 2011, mainly due to increased operating expenses for the two new commercial properties in London. Direct operating expenses for property operations for the nine months ended September 30, 2012 were 33% of property revenues, as compared to 34% for the nine months ended September 30, 2011.

New Businesses, Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 217 million, or 9%, to SEK 2,675 million in the nine months ended September 30, 2012, from SEK 2,458 million in nine months ended September 30, 2011, mainly as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Operating expenses also increased due to raised cost for goods sold in Blomsterlandet. Of the total operating expenses SEK 1,182 million related to Ballingslöv, SEK 863 million related to Blomsterlandet, SEK 613 million related to Envac and SEK 17 million related to Stena Renewable in the nine months ended September 30, 2012, as compared to SEK 1,086 million related to Ballingslöv, SEK 801 million related to Blomsterlandet, SEK 558 million related to Envac and SEK 13 million related to Stena Renewable in the nine months ended September 30, 2011. Direct operating expenses for Adactum operations for the nine months ended September 30, 2012, were 73% of revenues, as compared to 72% for the nine months ended September 30, 2011.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 52 million, or 2%, to SEK 2,405 million in the nine months ended September 30, 2012, from SEK 2,457 million in the nine months ended September 30, 2011, due to a timing difference in pension expense. Total selling and administrative expenses in the nine months ended September 30, 2012, were 12% of total revenues, same as for the nine months ended September 30, 2011.

Depreciation and amortization

Depreciation and amortization charges increased SEK 103 million, or 4%, to SEK 2,771 million in the nine months ended September 30, 2012, from SEK 2,668 million in the nine months ended September 30, 2011, mainly as a result of increased depreciation charges of new vessels delivered, offset by reduced depreciation charges as an effect of the sale of the drilling rig Stena Tay in the fourth quarter of 2011. The strengthening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the increase in depreciation and amortization charges.

Financial income and expense

Total financial income and expense increased by SEK 145 million to SEK (1,241) million in the nine months ended September 30, 2012, from SEK (1,386) million in the nine months ended September 30, 2011.

Stena AB and Consolidated Subsidiaries

Share of affiliated companies’ results in the nine months ended September 30, 2012, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ), MPP MediaTec Group AB and Wisent Oil and Gas. As of September 30, 2012, the Company’s interest in the capital of Midsona was 23.5%, its interest in the capital of Gunnebo was 26.1%, its interest in the capital of MediaTec was 42.8% and its interest in the capital of Wisent Oil and Gas was 29%. As of September 30, 2011, the Company’s interest in the capital of Midsona was 23.1%, its interest in the capital of Gunnebo was 25.7% and its interest in the capital of MediaTec was 42.8%.

Net gain (loss) on securities in the nine months ended September 30, 2012, was SEK 191 million, of which SEK (34) million related to net realized losses on marketable securities and equity securities and investments in SPEs, SEK 151 million related to net unrealized gains on marketable securities and SEK 74 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the nine months ended September 30, 2011, was SEK (242) million, of which SEK 155 million related to net realized gains on marketable securities and equity securities and investments in SPEs, SEK (460) million related to net unrealized losses on marketable securities and SEK 63 million related to the termination of the financial lease of Stena Carron.

Interest income increased by SEK 36 million to SEK 368 million in the nine months ended September 30, 2012 from SEK 332 million in the nine months ended September 30, 2011, due to decreased interest income related to investments in SPEs offset by increased interest income mainly from fixed interest instruments. Interest income related to investments in SPEs, included in total interest income decreased SEK 19 million to SEK 151 million in the nine months ended September 30, 2012, from SEK 170 million in the nine months ended September 30, 2011, due to the Group’s CDO 2002 investment being unwound during 2011.

Interest expense increased by SEK (306) million to SEK (1,721) million in the nine months ended September 30, 2012 from SEK (1,415) million in the nine months ended September 30, 2011 reflecting higher debt outstanding. Interest expense for investments in SPEs in the nine months ended September 30, 2012, increased SEK (5) million to SEK (43) million from SEK (38) million in the nine months ended September 30, 2011.

During the nine months ended September 30, 2012, the Company had foreign exchange gains, net of SEK 12 million. During the nine months ended September 30, 2011, the Company had foreign exchange gains, net of SEK 23 million.

Other financial income/(expense), net of SEK (167) million for the nine months ended September 30, 2012, includes SEK (134) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and offset by SEK (33) million related to bunker hedges. Other financial income/(expense) of SEK (164) million for the nine months ended September 30, 2011, includes SEK (106) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (78) million related to bunker hedges.

Income taxes

Income taxes for the nine months ended September 30, 2012, were SEK (88) million, representing an effective tax rate of 6%, consisting of current taxes of SEK (217) million and deferred taxes of SEK 129 million. Income taxes for the nine months ended September 30, 2011, were SEK (246) million, representing an effective tax rate of 19%, consisting of current taxes of SEK (156) million and deferred taxes of SEK (90) million. The lower effective tax rate in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 is mainly due to the increase in the proportion of Income before taxes derived from areas that are exempt from tax or taxed to a lower tax rate than the nominal Swedish tax rate (international shipping etc). The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

Our liquidity requirements principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. We meet our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of September 30, 2012, we had total cash and marketable securities of SEK 9,237 million as compared with SEK 7,720 million as of December 31, 2011.

For the nine months ended September 30, 2012, cash flows provided by operating activities amounted to SEK 2,185 million, as compared to SEK 4,662 million in the first nine months ended September 30, 2011. For the nine months ended September 30, 2012, cash flows used in investing activities amounted to SEK (8,367) million, including SEK (8,613) million related to capital expenditures, as compared to SEK (6,874) million, including SEK (8,883) million related to capital expenditures, in the nine months ended September 30, 2011. Cash flows provided by financing activities for the nine months ended September 30, 2012 amounted to SEK 6,561 million, as compared to SEK 2,016 million in the nine months ended September 30, 2011.

As of September 30, 2012, total construction in progress was SEK 1,207 million, as compared to SEK 5,290 million as of December 31, 2011. The remaining capital expenditure commitment for newbuildings on order as of September 30, 2012, was SEK 1,087 million none of which is due during 2012, SEK 322 million is due 2013, SEK 440 million is due 2014 and SEK 325 is due 2015. The financing remains to be arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans and other financing arrangements.

As of September 30, 2012 total interest bearing debt was SEK 54,879 million, excluding debt in SPEs, as compared with SEK 49,501 million as of December 31, 2011. As of September 30, 2012 total interest bearing debt in SPEs was SEK 3,908 million as compared with SEK 4,143 million as of December 31, 2011.

As of September 30, 2012, $906 million was utilized under our $1 billion revolving credit facility, including $31 million used for issuing bank guarantees and letters of credit. As of December 31, 2011, $776 million was utilized under our $1 billion revolving credit facility, of which $26 million was used for issuing bank guarantees and letters of credit.

As of September 30, 2012, $135 was utilized under the $200 million revolving credit facility entered into by Stena Royal S.àr.l. (“Stena Royal”) as compared to $32 million as of December 31, 2011.

As of September 30, 2012, none of the SEK 300 million facility in Adactum was utilized compared to SEK 450 million as of December 31, 2011. The facility was decreased from SEK 450 million to SEK 300 million in the third quarter of 2012.

During 2010, we entered into a new SEK 6,660 million revolving credit facility with Svenska Handelsbanken and Nordea and guaranteed by EKN. This facility was utilized with SEK 507 million as of September 30, 2012, and unutilized as of December 31, 2011.

We believe that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

For the nine months ended September 30, 2012, Restricted Group Data represents the selected consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside our traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which our Senior Notes were issued, real estate business and new businesses, Adactum, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd, are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

As of September 30, 2012, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.5649, the noon buying rate on September 28, 2012.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted Group

	Nine month period ended
	September 30, 2011	September 30, 2012
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	7,558	7,971	1,214
Drilling	5,115	5,115	779
Shipping	2,115	1,759	268
Property	6	5	1
Other	8	8	1

Total revenues	14,802	14,858	2,263

Net gain on sales of assets	27	28	4

Total other income	27	28	4

Direct operating expenses:
Ferry operations	(5,694)	(5,924)	(902)
Drilling	(2,047)	(2,324)	(354)
Shipping	(1,621)	(885)	(135)
Property	(3)	(3)	0
Other	(5)	(1)	0
Total direct operating expenses	(9,370)	(9,137)	(1,391)

Selling and administrative expenses	(1,646)	(1,588)	(242)
Depreciation and amortization	(2,514)	(2,615)	(398)

Total operating expenses	(13,530)	(13,340)	(2,031)

Income/(loss) from operations	1,299	1,546	236

Net financial income and expenses:
Dividends received	14	16	2
Net gain (loss) on securities	(211)	100	15
Interest income	202	222	34
Interest expense	(863)	(1,156)	(176)
Foreign exchange gains (losses), net	25	14	2
Other financial income (expenses), net	(86)	(130)	(20)

Total financial income and expenses	(919)	(934)	(143)

Income/(loss) after financial income and expenses	380	612	93

Non-controlling interest	(5)	0	0

Income/(loss) before tax	375	612	93

Income taxes	(65)	110	17

Net income/(loss)	310	722	110

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2011	September 30, 2012
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	772	828	126
Tangible fixed assets:
Vessels	34,185	40,575	6,181
Construction in progress	4,826	519	79
Equipment	1,492	1,733	264
Ports	1,795	1,832	279
Property	569	434	66

Total tangible fixed assets	42,867	45,093	6,869
Financial fixed assets:
Marketable securities	588	653	99
Intercompany accounts, noncurrent	6,570	5,632	858
Other assets	8,976	8,838	1,346

Total noncurrent assets	59,773	61,044	9,298

Current assets:
Inventories	229	238	36
Trade debtors	2,533	1,917	292
Other receivables	1,403	2,584	394
Intercompany accounts, current	—	61	9
Prepaid expenses and accrued income	1,022	1,867	284
Short-term investments	2,417	2,078	317
Cash and cash equivalents	809	1,435	219

Total current assets	8,413	10,180	1,551

Total assets	68,186	71,224	10,849

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	24,251	23,860	3,634

Equity attributable to shareholders of the company	24,256	23,865	3,635
Non-controlling interest	109	122	19

Total Equity	24,365	23,987	3,654

Noncurrent liabilities:
Deferred income taxes	1,115	691	105
Other provisions	2,221	1,491	227
Long-term debt	24,387	28,885	4,400
Senior notes	6,236	5,913	900
Capitalized lease obligations	1,475	820	125
Other noncurrent liabilities	1,242	1,076	164

Total noncurrent liabilities	36,676	38,876	5,921
Current liabilities:
Short-term debt	1,786	2,447	373
Capitalized lease obligations	219	641	98
Trade accounts payable	517	505	77
Income tax payable	57	—	—
Other liabilities	1,751	2,788	425
Intercompany liabilities	850	—	—
Accrued costs and prepaid income	1,965	1,980	301

Total current liabilities	7,145	8,361	1,274

Total shareholders’ equity and liabilities	68,186	71,224	10,849

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Nine month period ended
	September 30, 2011	September 30, 2012
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income/(loss)	310	722	110
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	2,514	2,615	398
Gain on sale assets	(27)	(28)	(4)
(Gain) loss on securities, net	211	(100)	(15)
Unrealized foreign exchange (gains) losses	200	277	42
Deferred income taxes	(32)	(261)	(40)
Non-controlling interest	5	—	—
Other non-cash items	74	156	24
Provision for pensions	(163)	(246)	(37)
Net cash flows from trading securities	154	(51)	(8)
Changes in working capital	804	(1,636)	(249)

Net cash provided by/used in operating activities	4,050	1,448	221

Net cash flows from investing activities:
Purchase of intangible assets	(21)	(28)	(4)
Cash proceeds from sale of property, vessels and equipment	40	215	33
Capital expenditure on property, vessels and equipment	(7,749)	(6,854)	(1,044)
Purchase of subsidiaries, net of cash acquired	(140)	—	—
Proceeds from sale of securities	110	47	7
Purchase of securities	(86)	(76)	(12)
Other investing activities	(106)	(351)	(53)

Net cash used in investing activities	(7,952)	(7,047)	(1,073)

Net cash flows from financing activities:
Proceeds from issuance of debt	29	6,442	982
Principal payments on debt	(928)	(1,253)	(191)
Net change in borrowings on line-of-credit agreements	3,146	1,221	186
Principal payments on capital lease obligations	(100)	(188)	(29)
Net change in restricted cash accounts	1,177	257	39
Intercompany accounts	731	92	14
Dividend paid	(240)	(260)	(40)
Other financing activities	141	(115)	(18)

Net cash provided by financing activities	3,956	6,196	943

Effect of exchange rate changes on cash and cash equivalents	37	29	5

Net change in cash and cash equivalents	91	626	96

Cash and cash equivalents at beginning of period	727	809	123

Cash and cash equivalents at end of period	818	1,435	219

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Nine month period ended
	September 30, 2011	September 30, 2012
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	4,015	4,383	668

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, non-controlling interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms to the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

	Nine month period ended
	September 30, 2011	September 30, 2012
	SEK	SEK	$
	(in millions)
Income from operations	1,299	1,546	236
Adjustments:
Interest income	202	222	34
Depreciation and amortization	2,514	2,615	398

Adjusted EBITDA	4,015	4,383	668
Adjustments:
Gain on sale of vessels	(27)	(28)	(4)
Net cash flows from trading securities	154	(51)	(8)
Interest expenses	(863)	(1,156)	(176)
Unrealized foreign exchange (gains) losses	200	277	42
Provisions for pensions	(163)	(246)	(37)
Other non cash items	74	156	24
Changes in working capital	804	(1,636)	(249)
Other items	(144)	(251)	(39)

Net cash provided by operating activities	4,050	1,448	221